Exhibit 12.1

Equity One, Inc.
Ratio of Earnings to Fixed Changes
For the six months ended June 30, 2005

Net income		$ 46,933

Adjustments:
Minority interest	96
Income from discontinued operations	(14,642)
Distributed income of equity investees	-	(14,546)

Fixed Charges:
Interest expense	22,740
Capitalized interest	1,423
Amortization of premium	2,621
Amortization of deferred financing fees	719	27,503

Less: interest capitalized	(1,423)	(1,423)

Earnings, as defined		$ 58,467
Divide by fixed charges		$ 27,503
Ratio of earnings to fixed charges		2.13